December 6, 2021

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 045, LLC Amendment No. 2 to Offering Statement on Form 1-A Filed October 20, 2021 File No. 024-11440

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 045, LLC (the “Company”) Amendment No. 3 (“Amendment No. 3”) to the above-referenced offering statement on Form 1-A originally filed on February 4, 2021, as amended by Amendment No. 1 filed on April 21, 2021, as amended by Amendment No. 2 filed on October 20, 2021 (“Amendment No. 2” and, as amended by Amendment No. 3, the “Form 1-A”). Amendment No. 3 is marked with < R > tags to show changes made from the Amendment No. 2 filing. In addition, we have included a narrative response, on behalf of the Company keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua Goldstein dated November 19, 2021. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amendment No. 2 to Offering Statement on Form 1-A Filed October 20, 2021

Risk Factors, page 10

1.	Comment: Please add a risk factor discussing any risks related to your multi-class capital structure, such as the risks that your multi-class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity if you plan to list your shares on a national exchange in the future. Please also address any risks to your Class A holders posed by a Class C holder’s ability to remove, replace and reconstitute your Board.

Response: In response to the Staff’s Comment, the Company has revised the disclosure on page 24 of Amendment No. 3 to add a risk factor to indicate that the Company’s multi-class capital structure presents additional risks to investors, including those mentioned in the Staff’s Comment.

Description of shares, page 64

2.	Comment: Please disclose whether the Class C ordinary share will have any voting rights.

Response: The Company has revised the disclosure on page 60 and throughout Amendment No. 3 to indicate that the Class C share will have no voting rights.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Taylor Beech/U.S. Securities and Exchange Commission
Mara Ransom/ U.S. Securities and Exchange Commission Craig D. Linder, Esq./Anthony L.G., PLLC
Joshua B. Goldstein/Masterworks 045, LLC

625 N. FLAGLER DRIVE, #600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832